Exhibit 99.1

MATERIAL FACT

LATAM Airlines Group S.A

SECURITIES REGISTRY N° 306

Santiago, October 8, 2020

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

1449 Av. Libertador Bernardo O´Higgins

Present

Re: Material fact report

Dear Chairman:

In accordance with the provisions of articles 9 and 10 of Law No. 18,045 on the Securities Market, and as established in the Commissions’ General Rule No. 30, duly authorized, I inform you as a material fact of LATAM Airlines Group S.A. (“LATAM Airlines” or the “Company”) the following MATERIAL FACT:

●	As reported by Material Fact, on September 29, 2020 LATAM, certain entities of its business group which are part of the reorganization process of LATAM in the United States and the other parties interested in the financing proposal approved by the Court of Bankruptcies of the Southern District of New York, executed a contract denominated the Super-Priority Debtor-In-Possession Term Loan Agreement (the “DIP Credit Agreement”) for an amount of up to US $ 2.45 billion.

●	On this date, the first disbursement has taken place under the DIP Credit Agreement for the total amount of US $ 1,150 million.

●	As stated in the Material Fact dated September 17, 2020, US $ 150 million of Tranche C of the DIP Credit Agreement (the “Increase in Tranche C”) was reserved for shareholders or creditors of LATAM or new investors of the same other than the Cueto group, the Eblen group, Qatar Airways and the investor group led by Knighthead and Jefferies. Additionally, according to the DIP Credit Agreement, shareholders of LATAM as of the date on which LATAM filed for the reorganization process (i.e. May 26, 2020) have priority for the purposes of investing in the Increase of Tranche C (hereinafter this preference, the “LATAM Shareholders Preference”).

●	After the occurrence of the first disbursement charged to the DIP Credit Agreement, in accordance with the provisions of the DIP Credit Agreement, today a period of 30 days has begun in order to commit the Increase of Tranche C. In order to facilitate the referred shareholders, creditors or new investors of LATAM to access said Increase in Tranche C, LATAM has hired LarrainVial.

●	In compliance with such engagement, LarrainVial has structured a public investment fund called Toesca Deuda Privada DIP LATAM Fondo de Inversión (the “Fund”) which will be managed by Toesca S.A. Administradora General de Fondos and which purpose will be precisely to facilitate the aforementioned shareholders, creditors or new investors of LATAM, the investment in the Increase of Tranche C.

●	As established by the internal regulations of the Fund, only those shareholders, creditors or new investors of LATAM who permanently comply with certain requirements, which in essence consist of (i) not being “U.S. Person “(with the exception of certain “Qualified Purchasers”) in accordance with the relevant regulations of the United States of America; (ii) not be domiciled in a territory with a preferential tax regime in accordance with the Chilean Income Tax Law; and (iii) not having committed or committing the assignment of their shares in the Fund to an investor who does not comply with the above requirements (hereinafter, those who meet these requirements will be referred to as the “Eligible Investors”).

●	The placement of the Fund shares will be made by LarrainVial. In order to do this,, an Order Book Auction (the “Auction”) will be held at the Santiago Stock Exchange, Stock Exchange, by simultaneously opening two order books under the following terms:

○	Book A: Eligible Investors who have been shareholders of LATAM at midnight on May 25, 2020, and who maintain said status at midnight of the day prior to the opening of the Book, may participate. Each shareholder that places an order in Book A will have the right to request Fund shares up to a maximum amount of US $ 3.433266410578562 for each LATAM share owned as of midnight of the day prior to the opening of the Book and at midnight of May 25, 2020. This amount is equivalent to the proportional amount per share that will be invested in Tranche C of the DIP Credit Agreement jointly by the Cueto group, the Eblen group, and Qatar Airways. Additional investmens to be made by any of the referred shareholders must be requested through orders in Book B.

○	Book B: The following may participate: (a) Eligible Investors who have participated in Book A, for the excess of what they may invest in Book A in accordance with the terms indicated above; and (b) other Eligible Investors who (i) are shareholders of LATAM as of this date and maintain such status at midnight of the day prior to the opening of the Book, or (ii) are holders of LATAM local bonds at midnight of the day prior to the opening of the Book.

○	Up to 7,600 million shares of the Fund will be auctioned at the Auction, at a value of US $ 0.01.

○	Both Book A and Book B will be for up to 7,600 million shares , but the result of the sum of the allocation of the two Books will be less than or equal to said amount. For the purposes of implementing the LATAM Shareholders’ Preference, in the final allocation of the Fund shares those who participate in Book A will have priority

○	In order to participate in the Auction, each interested party must grant a promise to subscribe to shares for an additional number of shares identical to the one actually allocated in the Auction. In this way, whoever participates in the Auction: (i) will subscribe and pay in cash those Fund shares which are allocated; and (ii) will have the right and the obligation to subscribe in the future, at the request of the Fund manager and in accordance with the capital requirements of LATAM under the DIP Credit Agreement, a number of additional Fund shares up to the amount of Fund shares indicated in literal (i) above.

○	As a general rule, Eligible Investors interested in participating in the Increase in Tranche C may do so through any stock broker in the country. However, those who are institutional investors can only do so through LarrainVial.

o	LATAM states that it is the responsibility of each interested party to fully inform themselves about the characteristics of DIP Financing and request the advice it deems necessary for a proper understanding of its characteristics and risks.

Sincerely,

Roberto Alvo M.

CEO

LATAM Airlines Group S.A

3